UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

SEC FILE NUMBER 333-205893

CUSIP NUMBER 55387R 107
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

THE PARKING REIT, INC.

Full Name of Registrant

 MVP REIT II, Inc.

Former Name if Applicable
2965 S. Jones Blvd. # C1-100

Address of Principal Executive Office (Street and Number)
LAS VEGAS, NV 89146

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Parking REIT, Inc. (the "Registrant") has determined that it is unable to file with the Securities and Exchange Commission (the "SEC") its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 within the prescribed time period, due to the delay in the filing of its Annual Report on Form 10-K for the year ended December 31, 2017.  The Registrant intends to file the 10-K and 10-Q as soon as the reports are finalized and the Registrant's independent registered public accounting firm completes its audit and review, as applicable, of the Registrant's financial statements and the rest of the 10-K and 10-Q. The Registrant can provide no assurances with respect to the timing of the filing of the 10-K or 10-Q, including the Registrant's ability to file the 10-Q within the applicable extension period.
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS: Certain statements appearing in this report constitute "forward-looking statements." Forward-looking statements include statements of plans and objectives for future operations, statements regarding the ability for the Registrant to file the 10-K or 10-Q on a timely basis, statements of future economic performance, and statements of assumptions relating thereto. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "expects," "plans," "anticipates," "estimates," "believes," "potential," "projects," "forecasts," "intends," or the negative thereof or other comparable terminology. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, performance and the timing of events to differ materially from those anticipated, expressed or implied by the forward-looking statements in this report. Such risks or uncertainties may give rise to future claims and increase exposure to contingent liabilities. The forward-looking statements in this report are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside of our control, and could cause results to materially differ from expectations. Other key risks are described in the Registrant's reports filed with the SEC. The Registrant undertakes no commitment to update or revise forward-looking statements except as required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael V. Shustek	702	534-5577

	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐  Yes ☒  No:  As disclosed above, the Registrant has not yet been able to file its annual report on Form 10-K for the year ended December 31, 2017.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐  Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE PARKING REIT, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2018	By:	/s/ Michael V. Shustek
		Name:	Michael V. Shustek
		Title:	President and CEO